                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)


                  Under the Securities Exchange Act of 1934


                                   VMIC, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock ($.10 par value per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Greerson G. McMullen
                   Senior Vice President and General Counsel
                    GE Fanuc Automation North America, Inc.
                                 29N and Route 606
                           Charlottesville, VA 22911
                           Telephone: (804) 978-5000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                                Brian J. Fahrney
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

                                  July 3, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

CUSIP NO.                         13D                        PAGE 2  OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    GE Fanuc Automation North America, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    Approximately 2,354,664 shares (See Item 4)*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    Approximately 2,354,664 shares (See Item 4)*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Approximately 2,354,664 shares (See Item 4)*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.1% of the Shares issued and outstanding assuming exercise of the option to purchase Shares granted under the Stock Option
     Agreement description in Item 4 of this Statement.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO, HC
--------------------------------------------------------------------------------
*REPORTING PERSON DISCLAIMS LEGAL AND BENEFICIAL OWNERSHIP OF ALL SHARES.

CUSIP NO.                         13D                        PAGE 3  OF 17 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    General Electric Company
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    Approximately 2,354,664 shares (See Item 4)*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    Approximately 2,354,664 shares (See Item 4)*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Approximately 2,354,664 shares (See Item 4)*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.1% of the Shares issued and outstanding assuming exercise of the option to purchase Shares granted under the Stock Option
     Agreement description in Item 4 of this Statement.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO, HC
--------------------------------------------------------------------------------
*REPORTING PERSON DISCLAIMS LEGAL AND BENEFICIAL OWNERSHIP OF ALL SHARES.

                                ------------------------------------------------
                                                      Page   4   of    17  Pages
                                ------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $.10 par value (the "Shares"), of VMIC, Inc. ("VMIC"). VMIC's principal executive offices are located at 12090 South Memorial Parkway, Huntsville, Alabama 35803.


ITEM 2.  IDENTITY AND BACKGROUND.

          This statement is filed by GE Fanuc Automation North America, Inc., a Delaware corporation ("GE Fanuc") and General Electric Company, a New York corporation ("General Electric"). GE Fanuc is an indirect majority owned subsidiary of General Electric. The principal business address of GE Fanuc is 29N and Route 606, Charlottesville, Virginia 22911. GE Fanuc is a supplier of industrial control systems. General Electric is one of the largest and most diversified industrial corporations in the world. General Electric has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, General Electric has developed or acquired new technologies and services that have broadened considerably the scope of its activities. General Electric's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds. General Electric's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., General Electric delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., General Electric offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications. General Electric's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

         GE Fanuc and General Electric have not and, to the best of GE Fanuc's and General Electric's knowledge, none of their respective executive officers or directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of General Electric is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety. All such persons are citizens of the United States unless otherwise noted. The name, business address, present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) and citizenship of each executive officer and director of GE Fanuc is set forth in Schedule B to this Schedule 13D and is specifically incorporated herein by reference in its entirety.

                                ------------------------------------------------
                                                      Page   5   of    17  Pages
                                ------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Stockholder Agreements described in Item 4 of this Statement were entered into by GE Fanuc and the Stockholders (as defined below) listed in Item 4 as an inducement to GE Fanuc and Shandy Merger Corp., a Delaware corporation ("Shandy"), to enter into the Agreement and Plan of Merger among GE Fanuc, Shandy and VMIC, dated as of July 3, 2001 (the "Merger Agreement"). The Stock Option Agreement described in Item 4 of this statement was entered into by GE Fanuc and VMIC as an inducement to GE Fanuc and Shandy to enter into the Merger Agreement. Except as set forth in the preceding sentence, none of General Electric, GE Fanuc nor Shandy has paid consideration in connection with entering into the Stockholder Agreements or the Stock Option Agreement.


ITEM 4.  PURPOSE OF TRANSACTION.

         On July 3, 2001, GE Fanuc, Shandy and VMIC entered into the Merger Agreement, providing for the merger of Shandy with and into VMIC (the "Merger") for the consideration specified therein, with VMIC surviving the Merger and becoming a wholly owned subsidiary of GE Fanuc (the "Surviving Corporation"). Pursuant to the Merger Agreement, in the Merger each outstanding Share (other than Shares that are held in the treasury of VMIC, Shares owned by GE Fanuc or by any wholly owned subsidiary of GE Fanuc and Shares held by stockholders who properly perfect appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the consideration specified in the Merger Agreement.

         Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation of VMIC shall be amended as set forth in Exhibit E to the Merger Agreement and the Bylaws of Shandy shall be the Bylaws of the Surviving Corporation; the directors of Shandy shall become the directors of the Surviving Corporation and the officers of VMIC shall remain the officers of the Surviving Corporation. It is anticipated that, following the consummation of the Merger, the Shares will be terminated from registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to
Exhibit 1, which is incorporated herein by reference.

         Concurrently with the execution of the Merger Agreement, in order to induce GE Fanuc and Shandy to enter into the Merger Agreement, Arthur Faulkner, Gary Saliba, Ernest Potter, Jim Caudle, Carroll Williams, Mary Williams, Gordon Hubbert, George Meares, Charles McDonald and Alfred Casteleyn (collectively, the "Stockholders") and who own an aggregate of 2,173,658 (approximately 46.2%) of the outstanding Shares, entered into stockholder agreements (the "Stockholder Agreements"), dated as of July 3, 2001, with GE Fanuc.

         Pursuant to the Stockholder Agreements, each Stockholder has agreed that, (a) the Stockholder will vote the Shares held by such Stockholder in favor of the Merger and the Merger Agreement; (b) the Stockholder will vote his or her Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by VMIC or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of VMIC's Certificate of Incorporation or Bylaws or other proposal or transaction involving VMIC, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) the Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, his or her Shares to any person or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with his or her Shares; (d) the Stockholder will not, and will not permit any investment banker, attorney or other adviser or representative of such Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) the Stockholder will use the Stockholder's best efforts to support, consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement.

         The Stockholder Agreements terminate upon the earlier of (i) the effective time of the Merger and (ii) six months after the termination of the Merger Agreement (except in certain circumstances, upon termination of the Merger Agreement as set forth in the Stockholder Agreements).

         In addition to the Stockholder Agreements, GE Fanuc and VMIC entered into a Stock Option Agreement, dated as of July 3, 2001 (the "Stock Option Agreement"), pursuant to which VMIC has granted GE Fanuc an option

                                ------------------------------------------------
                                                      Page   6   of    17  Pages
                                ------------------------------------------------
to purchase (the "Option") from time to time up to the number of Shares, such that the aggregate number of Shares for which the Option is exercisable, when added to the number of Shares held legally and beneficially by the Stockholders, equals 50.1% of the aggregate Shares then outstanding (on a fully diluted basis), at a price of $13.403 per Share.

         The description of the Stockholder Agreements and the Stock Option Agreement contained herein is qualified in its entirety by reference to the copies of the form of Stockholder Agreements included as Exhibit 2 and the Stock Option Agreement included as Exhibit 4 hereto, which are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (c) By reason of the Stockholder Agreements and the Stock Option Agreement described in Item 4, General Electric and GE Fanuc may be deemed to be the beneficial owner of, in the aggregate, 2,354,664 Shares. Such Shares represent approximately 50.1% of the outstanding Shares, based upon the number of Shares outstanding as of July 3, 2001. By virtue of the limited nature of the Stockholder Agreements and Stock Option Agreement, General Electric and GE Fanuc expressly disclaim beneficial ownership of such Shares. Except as described in this
         Schedule 13D, neither General Electric or GE Fanuc nor, to the best knowledge of General Electric and GE Fanuc, any of the persons listed in Item 2 above, beneficially owns or has acquired or disposed of any Shares during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 4, GE Fanuc anticipates that it will acquire the entire equity interest in VMIC pursuant to the Merger Agreement.

         Other than the Merger Agreement, the Stock Option Agreement and the Stockholder Agreements described in Item 4 to this Statement, to the best knowledge of General Electric and GE Fanuc, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1 Agreement and Plan of Merger, dated as of July 3, 2001, among GE Fanuc, Shandy and VMIC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of VMIC filed on July 5, 2001).

         2 Form of Stockholder Agreement, dated as of July 3, 2001, among GE Fanuc and certain stockholders of VMIC (incorporated by reference to Exhibit 2.1 (see Exhibit A of the Merger Agreement) to the Current Report on Form 8-K of VMIC filed on July 5, 2001).

         3 Schedule listing each stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder and GE Fanuc.

         4. Stock Option Agreement, dated as of July 3, 2001, between GE Fanuc and VMIC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of VMIC filed on July 5, 2001).

                                ------------------------------------------------
                                                      Page   7   of    17  Pages
                                ------------------------------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 13, 2001.

                                         GE FANUC AUTOMATION NORTH AMERICA, INC.

                                         By: /s/ Greerson G. McMullen
                                             --------------------------------
                                             Name:  Greerson G. McMullen
                                             Title: Senior Vice President and
                                                    General Counsel

                                         GENERAL ELECTRIC COMPANY

                                         By: /s/  Robert E. Healing
                                             --------------------------------
                                             Name:  Robert E. Healing
                                             Title: Corporate Counsel

                                ------------------------------------------------
                                                      Page   8   of    17  Pages
                                ------------------------------------------------

                                  Exhibit Index



  Exhibit No.                             Description
  -----------                             -----------

      1 Agreement and Plan of Merger, dated as of July 3, 2001, among GE Fanuc, Shandy and VMIC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of VMIC filed on July 5, 2001).

      2 Form of Stockholder Agreement, dated as of July 3, 2001, among GE Fanuc and certain stockholders of VMIC (incorporated by reference to Exhibit 2.1 (see Exhibit A of the Merger Agreement) to the Current Report on Form 8-K of VMIC filed on July 5, 2001).

      3 Schedule listing each stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder and GE Fanuc.

      4 Stock Option Agreement, dated as of July 3, 2001, between GE Fanuc and VMIC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of VMIC filed on July 5,
                    2001).

                                ------------------------------------------------
                                                      Page   9   of    17  Pages
                                ------------------------------------------------


                                                                       Exhibit 3


                            SCHEDULE OF STOCKHOLDERS



          Stockholder                                Shares
          -----------                                ------

          Arthur Faulkner                            28,090
          Gary Saliba                                40,134
          Ernest Potter                              95,714
          Jim Caudle                                 13,343
          Carroll Williams                        1,112,099
          Mary Williams                             541,510
          Gordon Hubbert                             38,248
          George Meares                              61,798
          Charles McDonald                          106,666
          Alfred Casteleyn                          136,056

                                   SCHEDULE A

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS

                                    PRESENT                                PRESENT
NAME                                BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----                                ----------------                       --------------------
J.I.Cash, Jr.                       Harvard Business School                Professor of Business
                                    Morgan Hall                            Administration-Graduate
                                    Soldiers Field Road                    School of Business
                                    Boston, MA 02163                       Administration, Harvard
                                                                           University

S.S. Cathcart                       222 Wisconsin Avenue                   Retired Chairman,
                                    Suite 103                              Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company               Vice Chairman of the Board and
                                    3135 Easton Turnpike                   Executive Officer, General
                                    Fairfield, CT 06431                    Electric Company; Chairman,
                                                                           General Electric Capital
                                                                           Services, Inc.

P. Fresco                           Fiat SpA                               Chairman of the Board,
                                    via Nizza 250                          Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         4 Lowlyn Road
                                    Westport, CT  06880

C.X. Gonzalez                       Kimberly-Clark de Mexico,              Chairman of the Board
                                    S.A. de C.V.                           and Chief Executive Officer,
                                    Jose Luis Lagrange 103,                Kimberly-Clark de Mexico,
                                    Tercero Piso                           S.A. de C.V.
                                    Colonia Los Morales
                                    Mexico, D.F. 11510, Mexico

J.R. Immelt                         General Electric Company               President
                                    3135 Easton Turnpike                   General Electric Company
                                    Fairfield, CT 06431

A. Jung                             Avon Products, Inc.                    President and Chief
                                    1345 Avenue of the Americas            Executive Officer,
                                    New York, NY  10105                    Avon Products, Inc.

K.G. Langone                        Invemed Associates, Inc.               Chairman, President and Chief
                                    375 Park Avenue                        Executive Officer,
                                    New York, NY  10152                    Invemed Associates, Inc.

                                    PRESENT                                PRESENT
NAME                                BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----                                ----------------                       --------------------
R.B. Lazarus                        Ogilvy & Mather Worldwide              Chairman and Chief
                                    309 West 49th Street                   Executive Officer
                                    New York, NY 10019-7316

S.G. McNealy                        Sun Microsystems, Inc.                 Chairman, President and Chief
                                    901 San Antonio Road                   Executive Officer,
                                    Palo Alto, CA 94303-4900               Sun Microsystems, Inc.

G.G. Michelson                      Federated Department Stores            Former Member of the
                                    151 West 34th Street                   Board of Directors,
                                    New York, NY 10001                     Federated Department Stores

S. Nunn                             King & Spalding                        Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                     Chairman of the Board
                                    13400 Outer Drive, West                and President, Penske
                                    Detroit, MI 48239-4001                 Corporation

F.H.T. Rhodes                       Cornell University                     President Emeritus,
                                    3104 Snee Building                     Cornell University
                                    Ithaca, NY 14853

G. L. Rogers                        General Electric Company               Vice Chairman of the Board and
                                    3135 Easton Turnpike                   Executive Officer, General
                                    Fairfield, CT 06431                    Electric Company

A.C. Sigler                         Champion International                 Retired Chairman of the
                                    Corporation                            Board and CEO
                                    1 Champion Plaza                       and former Director,
                                    Stamford, CT 06921                     Champion International
                                                                           Corporation

D.A. Warner III                     J. P. Morgan Chase & Co.,              Chairman of the Board
                                    The Chase Manhattan Bank and
                                    Morgan Guaranty Trust Co. of New York
                                    270 Park Avenue
                                    New York, NY 10017-2070

J.F. Welch, Jr.                     General Electric Company               Chairman of the Board
                                    3135 Easton Turnpike                   and Chief Executive
                                    Fairfield, CT 06431                    Officer, General Electric
                                                                           Company

R. C. Wright                        National Broadcasting Company, Inc.    Vice Chairman of the Board and
                                    30 Rockefeller Plaza                   Executive Officer, General
                                    New York, NY  10112                    Electric Company; Chairman
                                                                           and Chief Executive Officer,
                                                                           National Broadcasting Company, Inc.



                                   Citizenship
                                   -----------

                   P. Fresco                         Italy
                   C. X. Gonzalez                    Mexico
                   Andrea Jung                       Canada
                   All Others                        U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS



                                   PRESENT                                 PRESENT
NAME                               BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                               ----------------                        --------------------
J.F. Welch, Jr.                    General Electric Company                Chairman of the Board and
                                   3135 Easton Turnpike                    Chief Executive Officer
                                   Fairfield, CT 06431

J.R. Immelt                        General Electric Company                President
                                   3135 Easton Turnpike                    General Electric Company
                                   Fairfield, CT 06431

P.D. Ameen                         General Electric Company                Vice President and Comptroller
                                   3135 Easton Turnpike
                                   Fairfield, CT 06431

J.R. Bunt                          General Electric Company                Vice President and Treasurer
                                   3135 Easton Turnpike
                                   Fairfield, CT 06431

D.C. Calhoun                       General Electric Company                Senior Vice President -
                                   1 Neumann Way                           GE Aircraft Engines
                                   Cincinnati, OH  05215

J.P. Campbell                      General Electric Company                Vice President -
                                   Appliance Park                          GE Appliances
                                   Louisville, KY 40225

W.J. Conaty                        General Electric Company                Senior Vice President -
                                   3135 Easton Turnpike                    Human Resources
                                   Fairfield, CT 06431

D.D. Dammerman                     General Electric Company                Vice Chairman of the Board and
                                   3135 Easton Turnpike                    Executive Officer, General
                                   Fairfield, CT 06431                     Electric Company; Chairman,
                                                                           General Electric Capital
                                                                           Services, Inc.

S. C. Donnelly                     General Electric Company                Senior Vice President -
                                   One Research Circle                     Corporate Research
                                   Niskayuna 12309                         and Development

M. J. Espe                         General Electric Company                Senior Vice President -
                                   Nela Park                               GE Lighting
                                   Cleveland, OH 44112

Y. Fujimori                        General Electric Company                Senior Vice President -
                                   1 Plastics Avenue                       GE Plastics
                                   Pittsfield, MA 01201

                                   PRESENT                                 PRESENT
NAME                               BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                               ----------------                        --------------------
B.W. Heineman, Jr.                 General Electric Company                Senior Vice President -
                                   3135 Easton Turnpike                    General Counsel and Secretary
                                   Fairfield, CT 06431

J.M. Hogan                         General Electric Company                Senior Vice President -
                                   P.O. Box 414                            GE Medical Systems
                                   Milwaukee, WI 53201

J. Krenicki, Jr.                   General Electric Company                Vice President -
                                   2901 East Lake Road                     GE Transportation Systems
                                   Erie, PA  16531

R.W. Nelson                        General Electric Company                Vice President -
                                   3135 Easton Turnpike                    Corporate Financial Planning
                                   Fairfield, CT 06431                     and Analysis

G.M. Reiner                        General Electric Company                Senior Vice President -
                                   3135 Easton Turnpike                    Chief Information Officer
                                   Fairfield, CT 06431

J. G. Rice                         General Electric Company                Senior Vice President -
                                   1 River Road                            GE Power Systems
                                   Schenectady, NY 12345

G.L. Rogers                        General Electric Company                Vice Chairman of the Board
                                   3135 Easton Turnpike                    and Executive Officer
                                   Fairfield, CT 06431

K.S. Sherin                        General Electric Company                Senior Vice President - Finance
                                   3135 Easton Turnpike                    and Chief Financial Officer
                                   Fairfield, CT 06431

L.G. Trotter                       General Electric Company                Senior Vice President -
                                   41 Woodford Avenue                      GE Industrial Systems
                                   Plainville, CT 06062

                                   PRESENT                                 PRESENT
NAME                               BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                               ----------------                        --------------------
W. A. Woodburn                     General Electric Company                Senior Vice President -
                                   41 Woodford Avenue                      GE Specialty Chemicals
                                   Plainville, CT 06062

R. C. Wright                       National Broadcasting Company, Inc.     Vice Chairman of the Board and
                                   30 Rockefeller Plaza                    Executive Officer, General
                                   New York, NY  10112                     Electric Company; Chairman
                                                                           and Chief Executive Officer,
                                                                           National Broadcasting Company, Inc.

                      Citizenship of All Executive Officers
                      -------------------------------------

                                     U.S.A.

                                                    SCHEDULE B

                                      GE FANUC AUTOMATION NORTH AMERICA, INC.

                                     BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

                                PRESENT                                             PRESENT
NAME                            BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION                CITIZENSHIP
----                            ----------------                                    --------------------                -----------
Douglas O. Albert               GE Fanuc Automation North America, Inc.             Vice President, Market and          USA
                                29N & Rt. 606                                       Business Development of GE
                                Charlottesville, VA 22911 Fanuc

Bernie B. Anger                 Total Control Products (Canada), Inc.               Vice President, Software            Argentina
                                2700 Oxford Tower                                   Development of GE Fanuc
                                10235 - 101 Street
                                Edmonton, Alberta T5J 3G1 Canada

James L. Berlin                 GE Fanuc Automation North America, Inc.             Senior Vice President,              USA
                                29N & Rt. 606                                       Hardware Technology of GE Fanuc
                                Charlottesville, VA  22911

Donald C. Borwhat               GE Fanuc Automation North America, Inc.             Senior Vice President, Human        USA
                                29N & Rt. 606                                       Resources and Public Relations
                                Charlottesville, VA  22911                          of GE Fanuc

Mary A. Doddy                   GE Fanuc Automation North America, Inc.             Vice President, Six Sigma of        USA
                                29N & Rt. 606                                       GE Fanuc
                                Charlottesville, VA  22911

David A. Friesema               GE Fanuc Automation North America, Inc.             Senior Vice President,              USA
                                29N & Rt. 606                                       Manufacturing of GE Fanuc
                                Charlottesville, VA  22911

Dr. Eng. Yoshiharu Inaba        FANUC Ltd.                                          Director/Co-Chairman of GE          Japan
                                Oshino-mura                                         Fanuc, Chairman Emeritus of
                                Yamanashi Prefecture                                Fanuc Ltd.
                                401-0597 Japan

Tomoaki Ishibe                  GE Fanuc Automation North America, Inc.             Director of GE Fanuc                Japan
                                29N & Rt. 606
                                Charlottesville, VA  22911

Katsuo Kohari                   GE Fanuc Automation North America, Inc.             Director/Executive Vice             Japan
                                29N & Rt. 606                                       President of GE Fanuc
                                Charlottesville, VA  22911

Robert J. Lawson                GE Fanuc Automation North America, Inc.             Director/Treasurer of GE Fanuc      USA
                                29N & Rt. 606
                                Charlottesville, VA  22911

Greerson G. McMullen            GE Fanuc Automation North America, Inc.             Senior Vice President and           USA
                                29N & Rt. 606                                       General Counsel of GE Fanuc
                                Charlottesville, VA  22911

                                PRESENT                                             PRESENT
NAME                            BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION                CITIZENSHIP
----                            ----------------                                    --------------------                -----------
Lorrie M. Norrington            GE Fanuc Automation North America, Inc.             Director/President & CEO of         USA
                                29N & Rt. 606                                       GE Fanuc
                                Charlottesville, VA  22911

Kevin D. O'Connor               GE Fanuc Automation North America, Inc.             Vice President, Sales of GE         USA
                                29N & Rt. 606                                       Fanuc
                                Charlottesville, VA  22911

Robert F. Oelschlager           GE Fanuc Automation North America, Inc.             Director/Senior Vice                USA
                                29N & Rt. 606                                       President, Operations of GE
                                Charlottesville, VA 22911 Fanuc

Douglas E. Peterson             GE Fanuc Automation North America, Inc.             Director/Vice President, CNC        USA
                                29N & Rt. 606                                       Business of GE Fanuc
                                Charlottesville, VA  22911

Kevin M. Roach                  GE Fanuc Automation North America, Inc.             Vice President, Software            USA
                                1 Columbia Circle                                   Business of GE Fanuc
                                Albany, NY 12203-5189

Gaylord W. Seemann              GE Fanuc Automation North America, Inc.             Chief Information Officer of        USA
                                29N & Rt. 606                                       GE Fanuc
                                Charlottesville, VA  22911

Naoki Shimizu                   GE Fanuc Automation North America, Inc.             Director/Secretary of GE Fanuc      USA
                                29N & Rt. 606
                                Charlottesville, VA  22911

Lloyd G. Trotter                GE Industrial Systems, Inc.                         Director/Co-Chairman of GE          USA
                                41 Woodford Avenue                                  Fanuc
                                Plainville, CT  06062                               Senior Vice President of GE
                                                                                    Industrial Systems

Vincent L. Tullo                GE Fanuc Automation North America, Inc.             Senior Vice President,              USA
                                29N & Rt. 606                                       Automation Equipment Business
                                Charlottesville, VA  22911                          of GE Fanuc

Eric K. Wallace                 GE Fanuc Automation North America, Inc.             Vice President, Services of GE      USA
                                29N & Rt. 606                                       Fanuc
                                Charlottesville, VA  22911













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